Ur-Energy Inc.
1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Ur-Energy Inc. (the “Corporation”) will be held at The Melinda Gallery, The Suites at 1 King West, 1 King Street West, Toronto, Ontario on Friday, May 18, 2007 commencing at 10:00 a.m.(EDT) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the report of the auditors thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the auditor's remuneration;

4.	to consider and, if thought advisable, to pass, with or without variation, a resolution confirming the Corporation’s new By-Law No. 1 (“By-Law Resolution”);

5.

to consider and, if thought advisable, to pass, with or without variation, a special resolution, amending the articles of the Corporation to permit the Corporation to hold shareholder meetings at any place in Canada and the United States, as the directors in their discretion decide from time to time (“Article Amendment Resolution”); and

6.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the Circular, containing details of the matters to be dealt with at the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2006, together with management’s discussion and analysis thereon, and a form of proxy.

Shareholders who are unable to attend the annual and special meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail in the enclosed return envelope or by facsimile. To be effective, proxies must be received by the Corporation’s transfer agent, Equity Transfer & Trust Company, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3, Attention: Proxy Department or by facsimile at 416-361-0470 prior to 5:00 p.m. (EDT) on Thursday, May 17, 2007 or if the annual and special meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment thereof is to be held, or may be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Ottawa, Ontario, this 12th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “John McNeice”
Corporate Secretary

UR-ENERGY INC.

Management Information Circular

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) of proxies for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at The Melinda Gallery, The Suites at 1 King West, 1 King Street West, Toronto, Ontario on Friday, May 18, 2007 commencing at 10:00 a.m. (EDT), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the “Notice”). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation. The information contained herein is given as at April 12, 2007, unless otherwise indicated.

All dollar amounts in this Circular are in Canadian dollars, except where indicated otherwise. References to “$” are to Canadian dollars and reference to “US$” are to United States dollars. On April 12, 2007, the noon exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was CDN $1.00 = USD$0.8800.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders (“Registered Shareholders”), whose names are shown on the books or records of the Corporation as owning common shares (“Common Shares”), can vote their Common Shares at the Meeting: in person at the Meeting, or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the shares will be voted accordingly.

A Registered Shareholder may vote by proxy by using one of the following methods: (i) the paper form of proxy to be returned by mail or delivery; or (ii) facsimile. The methods of using each of these procedures are described below:

Voting by Mail. A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with Equity Transfer & Trust Company (the “Transfer Agent”) using the envelope provided or by mailing it to Equity Transfer & Trust Company, Attention: Proxy Department, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3, or to the Corporate Secretary of the Corporation, by no later than the close of business on Thursday, May 17, 2007, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Facsimile. A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to the Transfer Agent at 416-361-0470. The form of proxy must be received by no later than the close of business on May 17, 2007, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

A proxy must be in writing and must be executed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney. Voting by mail is the only method by which a Registered Shareholder may choose an appointee other than the Management appointees named on the proxy.

Non-Registered Shareholders

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders of Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Shareholder” or “Beneficial Owner”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy and the Corporation management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2006 (collectively, the “Meeting Materials”) to NOBOs directly. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing houses and Intermediaries, who often use a service company (such as ADP Investor Communications) to forward meeting materials to Non-Registered Shareholders.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners (“OBOs”)

Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(i)

be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent, by mail addressed to Equity Transfer & Trust Company, Attention: Proxy Department, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3 or by facsimile at 416-361-0470, as applicable, or with the Corporate Secretary of the Corporation; or

(ii)

more typically, be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF (which may in some cases permit the completion of VIF by telephone, the internet or facsimile).

Non-Objecting Beneficial Owners (“NOBOs”)

NOBOs can expect to receive the Meeting Materials with a VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by following the instructions contained on the VIF for facsimile, telephone or Internet voting. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies or the Transfer Agent, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting, or at any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favour of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote FOR the election of management’s nominees as directors; FOR the appointment of the auditor and the authorization of the directors to fix the remuneration of the auditor; FOR the By-law Resolution; FOR the Article Amendment Resolution and in accordance with management’s recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may properly come before the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at April 12, 2007, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 74,090,239 Common Shares were issued and outstanding and an unlimited number of Class A Preference Shares, issuable in series, of which none has been issued.

A holder of record of Common Shares as at the close of business on April 12, 2007 (the “Record Date”) is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular, other than the special resolution approving the amendment to the articles of the Corporation.

In accordance with the Canada Business Corporations Act, the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list at the close of business on the Record Date will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting.

As of April 12, 2007, to the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors”) shall consist of a minimum of one and a maximum of ten directors, the number of which may be fixed from time to time by a resolution of the Board of Directors. Immediately prior to this Meeting, the Board of Directors will reduce the number of directors from eight directors to six directors. Mr. Eric Craigie and Mr. Paul Pitman will resign as directors of the Corporation effective Friday, May 18, 2007 but will remain executive officers of the Corporation. Mr. Craigie and Mr. Pitman have decided to resign to focus more of their time on executive management and director roles with several junior exploration companies with which they are involved. The number of directors proposed to be elected at the Meeting is six.

The following table lists certain information concerning the nominees for election as directors of the Corporation. The information as to principal occupations and the number of Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually.

Common Shares
	Position with Corporation and	Period(s) of	Beneficially Owned
	Principal Occupation Within	Service as a	or Subject to Control
Name	the Past Five Years	Director	or Direction (3)
Jeffrey T. Klenda	Chairman and Director	August 2004 –	628,125
Golden, Colorado		present
Certified Financial Planner

W. William Boberg	President, Chief Executive Officer	January 2006 –	496,875
Littleton, Colorado	and Director	present

Consulting Geologist

James M. Franklin (2)	Chief Scientist and Director	March 2004 –	100,000
Ottawa, Ontario		present
Consulting Geologist / Adjunct
Professor of Geology Queen’s
University

Paul Macdonell (1)(2)	Director	March 2004 –	Nil
Mississauga, Ontario		present
Senior Mediator, Government of
Canada

Robert Boaz (1)(2)	Director	March 2006 –	Nil
Mississauga, Ontario		present
Investment Banking Executive

Gary Huber (1)(2)	Director	January 2007 –	Nil
Denver, Colorado		present
Mining Company Executive

__________
(1)	Member of the Audit Committee. Mr. Huber joined the Audit Committee in January 2007, prior to his appointment, Mr. Franklin was a member of the Audit Committee.

(2)

Member of the Compensation Committee. Mr. Huber joined the Compensation Committee in January 2007, prior to his appointment, Mr. Franklin was a member of the Compensation Committee. Mr. Franklin continues to be an ex officio, non-voting member of the Compensation Committee.

Jeffrey T. Klenda, B.A., CFP	Chairman and Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. He has been a Certified Financial Planner (CFP) since 1985 and is a member of the International Board of Standards and Practices for Certified Financial Planners (IBCFP). In 1988, he started Klenda Financial Services, Inc., an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year he formed Independent Brokers of America, Inc. (IBA). IBA was a national marketing organization providing securities and insurance products to independent investment advisors throughout the U.S. Mr. Klenda is President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Mr. Klenda is currently Chief Executive Officer, Chairman and a director of Aura Silver Resources Inc. (director since August 2004, Chief Executive Officer and Chairman since February 2006). Mr. Klenda became a director of the Corporation in August 2004 and Chairman of the Board of Directors in January 2006.

W. William (Bill) Boberg, M.Sc, P. Geo	President, Chief Executive Officer and Director

Mr. Boberg is the Corporation’s President and Chief Executive Officer and a director (since January 2006). Previously, Mr. Boberg was the Corporation’s senior US geologist and VP U.S. Operations (September 2004 to January 2006). Prior to his involvement with the Corporation, Mr. Boberg was a consulting geologist having over 35 years experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in Western North America, South America and Africa. Mr. Boberg has over 18 years experience exploring for uranium in the continental US. He discovered the Ruby Ranch and the Moore Ranch uranium deposits as well as several smaller deposits in Wyoming's Powder River Basin.

James M. Franklin, Ph. D, FRSC, P. Geo	Chief Scientist and Director

Dr. Franklin has over 37 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University and, since 2001, at Laurentian University. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Phoenix Matachewan Mines Inc. (since September, 2000), Patrician Diamonds Inc. (since January, 1998), Aura Silver Resources Inc. (since October, 2003), RJK Exploration Ltd. (since July, 2001) and Spider Resources Ltd. (since July, 2006).

Paul Macdonell, B. Public.Admin.	Director, Chair of the Audit and Compensation Committees

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. Mr. Macdonell is the chair of the Audit Committee for Phoenix Matachewan Mines Inc., Patrician Diamonds Inc. and Aura Silver Resources Inc. He has been a director of Patrician Diamonds Inc. since 1996, of Phoenix Matachewan Mines Inc. since September, 2000 and of Aura Silver Resources Inc.. since October, 2003.

Robert Boaz, M. Economics, Hon. BA	Director

Mr. Boaz has 18 years in the investment banking business after a career in the power and natural gas industry, working in management positions for Ontario Hydro, Saskatchewan Power and Consumers Gas. He has held senior management positions in a number of firms in the investment industry with direct responsibilities related to research, portfolio management, institutional sales and investment banking. From 2004 to March 2006, Mr. Boaz was Managing Director Investment Banking with Raymond James Ltd. in Toronto. From 2000 to 2004 Mr. Boaz was Vice President and Head of Research and in-house portfolio strategist for Dundee Securities Corporation. Mr. Boaz is a director of Aura Silver Resources Inc., Au Ex Ventures Inc. and Chair of Solex Resources Corp.

Gary Huber, Ph.D.	Director

Dr. Huber is a mining company executive with over 30 years of diversified natural resource experience. He was a founder of Canyon Resources Corporation, currently a gold company which was initially formed for the purpose of uranium exploration in the western United States. During the period from 1979 to 2006 he held various positions with Canyon including: Director, Chief Financial Officer, and Vice President-Finance. He was also President and Chief Executive Officer of Canyon’s industrial minerals subsidiary which operated and sold functional fillers and specialty products from two processing facilities and three mines. Prior responsibilities in the 1970’s have included uranium property acquisition, exploration and production activities for Energy Reserves Group in the central Colorado Plateau area. Presently, Dr. Huber is the Director of IRC Capital Group, an investment arm of International Royalty Corporation. Dr. Huber holds a Ph.D. from the Colorado School of Mines.

Management of the Corporation does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

Corporate Cease Trade Orders or Bankruptcies

None of the directors or officers of the Corporation is, or has been within the ten years before the date of this Circular, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that company.

Penalties or Sanctions

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers of the Corporation has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditors

At the Meeting, it is proposed to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders with their remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004.

The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services in relation to the Corporation’s financial year ended December 31, 2006 were $101,565. Of this total, $60,000 was paid in 2007. The aggregate fees billed by PricewaterhouseCoopers LLP for all non-audit services rendered in relation to the Corporation during the year were $71,967, which were paid in 2006. The Audit Committee has determined that the nature of the non-audit services rendered during 2006, and the aggregate fees billed in respect of those services, were consistent with maintaining the auditors’ independence.

Approval of the Corporation’s New By-Law No. 1

At the Meeting, shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, a resolution substantially in the form set out in Schedule A attached to this Circular, to confirm the approval of the Corporation’s new By-Law No. 1 (“By-Law Resolution”). The Corporation was incorporated by articles of incorporation under the laws of the Province of Ontario on March 22, 2004. On August 7, 2006, the Corporation filed articles of continuance and continued under the laws of Canada. In conjunction with the continuance, a new By-Law No. 1 was adopted by the Board of Director on August 10, 2006, subject to confirmation by the shareholders at the next annual and special meeting of shareholders of the Corporation. A copy of the By-Law No. 1 is attached hereto as Appendix I to Schedule A.

In order to become effective, the By-law Resolution must be approved by a vote of a majority of the votes cast at the Meeting, in person or by proxy.

Recommendation of Ur-Energy Inc.’s Board of Directors

After careful consideration, the Board of Directors has determined that the By-Law Resolution is in the best interests of the Corporation’s shareholders. The Board of Directors unanimously approved the By-Law Resolution and recommends approval of the resolution by the Corporation’s shareholders.

Amendment to the Articles of the Corporation

At the Meeting, shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, a special resolution substantially in the form set out in Schedule B attached to this Circular, to amend the articles of the Corporation (the “Article Amendment Resolution”) to permit the Corporation to hold meetings of shareholders at any place within Canada and the United States, as the directors in their discretion decide from time to time.

The Corporation has operations both in Canada and the United States. In addition, the Corporation’s shareholders are located primarily in Canada and the United States. Management determined that it would be appropriate to amend the articles of the Corporation, as required under the Canada Business Corporations Act, to allow the Corporation additional flexibility to hold shareholders’ meetings, from time to time, in the United States as well as in Canada. This would potentially allow the Corporation to showcase its operations to shareholders and meet with more of its shareholder base.

In order to become effective, the Article Amendment Resolution must be approved by a vote of two thirds of the votes cast at the Meeting, in person or by proxy.

Recommendation of Ur-Energy Inc.’s Board of Directors

After careful consideration, the Board of Directors has determined that the Article Amendment Resolution in the best interests of the Corporation’s shareholders. The Board of Directors unanimously approved the Article Amendment Resolution and recommends approval of the special resolution by the Corporation’s shareholders.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid or earned during the most recently completed financial year by the Corporation’s Chief Executive Officer and Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2006 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long–Term Compensation	All Other Compensation (C$) / # Shares
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)(6)	Common Shares Under Options Granted (#)
W. William Boberg(1) President, Chief Executive Officer and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$290,613 $233,722 $36,656	400,000(7) 400,000(7) Nil	$706,500 / 525,000(12) $58,400 / 145,000 $5,100 / 30,000
John McNeice(2) Chief Financial Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$143,300 $122,025 $19,000	125,000(8) 300,000(8) Nil	$45,091 / 72,727 $35,609 / 137,273 $6,800 / 40,000
Harold Backer(3) Vice-President, US Operations	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$144,382 $114,498 $41,662	200,000(9) 200,000(9) Nil	– / – – / – – / –

Name and Principal Position	Year	Annual Compensation			Long–Term Compensation	All Other Compensation (C$) / # Shares
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)(6)	Common Shares Under Options Granted (#)
Jeffrey Klenda(4) Chairman and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$104,352 $23,683 –	400,000(10) 400,000(10) –	$124,000 / 200,000 $31,000 / 50,000 – / –
Paul Pitman(5) Vice President Canadian Exploration and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$86,887 $114,498 $41,662	100,000(11) 400,000 (11) –	$41,846 / 246,154 $20,923 / 123,077 $5,231 / 30,769
_________
(1)

Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006. Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007. W. William Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006. Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice-President, US Operations of the Corporation.

(2)

John McNeice is a consultant to the Corporation and was appointed to the position of Chief Financial Officer effective September 1, 2004. Mr. McNeice was appointed Corporate Secretary of the Corporation in February 2006.

(3)	Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006. Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007.
(4)

Mr. Klenda was a consultant to the Corporation from August 2005 to December 31, 2006. Mr. Klenda entered into an employment agreement with the Corporation dated January 1, 2007. Mr. Klenda became Chairman of the Board of Directors of the Corporation when Mr. Robin Dow resigned on January 11, 2006.

(5)

Mr. Pitman is a consultant to the Corporation and was appointed Vice President, Canadian Exploration on January 11, 2006. Previously, from September 2004 to January 11, 2006, Mr. Pitman had been a consultant and President of the Corporation.

(6)	All executive officers of the Corporation prior to January 1, 2007 were consultants to the Corporation. Mr. McNeice and Mr. Pitman continue to be consultants to the Corporation.
(7)

In 2006, Mr. Boberg received options for 400,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Boberg received options for 400,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 12, 2010.

(8)

In 2006, Mr. McNeice received options for 75,000 Common Shares on March 24, 2006 at a price of $2.01 per share and options for 50,000 Common Shares on April 21, 2006 at a price of $2.35. These options expire on March 25, 2011 and April 21, 2011, respectively. In 2005, Mr. McNeice received options for 300,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(9)

In 2006, Mr. Backer received options for 200,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Backer received options for 200,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(10)

In 2006, Mr. Klenda received options for 400,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Klenda received options for 400,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(11)

In 2006, Mr. Pitman received options for 100,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Pitman received options for 400,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 12, 2010.

(12)	Mr. Boberg received an additional 300,000 Common Shares, at a price of $1.89 per share, as a performance bonus for services rendered to the Corporation.

Stock Options

The Corporation has adopted the Ur-Energy Inc. Stock Option Plan 2005 (the “Plan”) in order to advance the interests of the Corporation by providing directors, officers, employees and consultants with a financial incentive tied to the long-term financial performance of the Corporation and continued service or employment with the Corporation.

A total of 10% of the Corporation’s issued and outstanding Common Shares are reserved for issuance pursuant to the Plan. As at April 12, 2007, this represented 7,409,024 Common Shares. Of these, 5,801,800 (representing 7.83% of the currently outstanding Common Shares) are issuable upon the exercise of currently outstanding options and 1,607,224 Common Shares (representing 2.17% of the currently outstanding Common Shares) are available for future option grants. The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.

Under the Plan, options may be granted to all directors, officers, employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is 5% of the number of Common Shares outstanding at the time of reservation. The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

Options granted under the Plan are subject to early termination under certain circumstances, including (i) one year after the death of the option holder, (ii) three months after the option holder’s resignation or dismissal without cause as an employee, or (iii) immediately upon the option holder’s dismissal for cause as employee. In each case, only options exercisable at the time of the event which gave rise to such early termination may be exercised by the option holder during such period. In addition, the Board of Directors amended the Plan in March 2007 to provide that on a change of control all options under the Plan vest immediately and are immediately exercisable.

The Plan and the terms of any outstanding option may be amended at any time by the Board of Directors subject to any required regulatory or shareholder approvals, provided that where such an amendment would prejudice the rights of an option holder under any outstanding option, the consent of the option holder is required to be obtained.

The following table sets forth information concerning options granted by the Corporation to each of the Named Executive Officers during the financial year ended December 31, 2006.

Option Grants During the Financial Year Ended December 31, 2006

Name	Common Shares Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price (C$/Security)	Market Value of Common Shares Underlying Options on Date of Grant (C$)	Expiration Date
W. William Boberg(1)(6)	400,000	19.66%	$2.35	$940,000	April 21, 2011
John McNeice (2)(6)	125,000	6.15%	75,000@$2.01 50,000@$2.35	$150,750 $117,500	March 25, 2011 April 21, 2011
Harold Backer (3)(6)	200,000	9.83%	$2.35	$470,000	April 21, 2011
Jeffrey Klenda (4)(6)	400,000	19.66%	$2.35	$940,000	April 21, 2011
Paul Pitman (5)(6)	100,000	4.91%	$2.35	$235,000	April 21, 2011
__________
(1)

Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006. Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007. W. William Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006. Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice-President, US Operations of the Corporation.

(2)

John McNeice is a consultant to the Corporation and was appointed to the position of Chief Financial Officer effective September 1, 2004. Mr. McNeice was appointed Corporate Secretary of the Corporation in February 2006.

(3)	Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006. Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007.
(4)

Mr. Klenda was a consultant to the Corporation from August 2005 to December 31, 2006. Mr. Klenda entered into an employment agreement with the Corporation dated January 1, 2007. Mr. Klenda became Chairman of the Board of Directors of the Corporation when Mr. Robin Dow resigned on January 11, 2006.

(5)

Mr. Pitman is a consultant to the Corporation and was appointed Vice President, Canadian Exploration on January 11, 2006. Previously, from September 2004 to January 11, 2006, Mr. Pitman had been a consultant and President of the Corporation.

(6)	All executive officers of the Corporation prior to January 1, 2007 were consultants to the Corporation. Mr. McNeice and Mr. Pitman continue to be consultants to the Corporation.

The following table sets forth information concerning the exercise of options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised options, on an aggregated basis.

Aggregated Option Exercises During the Financial Year Ended December 31, 2006
and Financial Year-End Option Values

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (C$)	Unexercised Options at December 31, 2006 (#) (Exercisable/ Unexercisable)	Value of Unexercised in-the- Money Options at December 31, 2006 (C$) (Exercisable/ Unexercisable)
W. William Boberg(1)	Nil	Nil	344,000 / 456,000	$757,040 / $890,960
John McNeice	Nil	Nil	218,500 / 206,500	$521,905 / $475,345
Harold Backer	Nil	Nil	172,000 / 228,000	$378,520 / $445,480
Jeffrey Klenda	Nil	Nil	344,000 / 457,000	$757,040 / $890,960
Paul Pitman	Nil	Nil	248,000 / 252,000	$612,080 / $582,920

(1)	W. William Boberg exercised options for 100,000 Common Shares at $1.25 per share on January 22, 2007 and options for 100,000 Common Shares on February 16, 2007 at $1.25 per share.

Employment Contracts

The Corporation entered into an employment agreement with Mr. W. William Boberg dated January 1, 2007. Mr. Boberg is entitled to a salary of USD$240,000 per year and a discretionary bonus to be set by the Board of Directors. Mr. Boberg is entitled to receive stock option grants under the terms and conditions of the Plan and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Boberg for non-causal reasons, Mr. Boberg will be entitled to a lump sum payment equivalent to two years base salary. In the event of a change of control of the Corporation, Mr. Boberg may be entitled to a lump sum payment equivalent to two years base salary.

The Corporation entered into a consulting agreement with Mr. John McNeice dated September 1, 2004 as amended April 1, 2005. The term of the agreement extends to December 1, 2007. Mr. McNeice is compensated for his consulting services at a rate of $125 per hour. Mr. McNeice is entitled to receive stock option grants under the terms and conditions of the Plan and as determined by the Board of Directors.

The Corporation entered into an employment agreement with Mr. Harold Backer dated January 1, 2007. Mr. Backer is entitled to a salary of USD$144,000 per year and a discretionary bonus to be set by the Board of Directors of the Corporation. Mr. Backer is entitled to receive stock option grants under the terms and conditions of the Plan and as determined by the Board of Directors. In the event the Corporation terminates the employment agreement with Mr. Backer for non-causal reasons, Mr. Backer will be entitled to a lump sum payment equivalent to two years base salary. In the event of change of control of the Corporation, Mr. Backer may be entitled to a lump sum payment equivalent to two years base salary.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda, dated January 1, 2007. Mr. Klenda is entitled to a salary of USD$144,000 per year and a discretionary bonus to be set by the Board of Directors. Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Plan and as determined by the Board of Directors. Stock options that Mr. Klenda had previously received will continue to vest in accordance with the Plan. In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary. In the event of a change of control of the Corporation, Mr. Klenda may be entitled to a lump sum payment equivalent to two years base salary.

The Corporation entered into a consulting agreement with Mr. Paul Pitman dated September 21, 2004 as amended November 4, 2004. The term of the agreement extends to December 1, 2007. Mr. Pitman is compensated for his consulting services at a rate of $87.50 per hour. Mr. Pitman is entitled to receive stock option grants under the terms and conditions of the Plan and as determined by the Board of Directors.

Report on Executive Compensation and Composition of the Compensation Committee

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the overall approach to compensation for Ur-Energy and specifically with respect to the executive officers of the Corporation, including the President and Chief Executive Officer, and the remuneration of directors. The Committee also administers the Plan. During the fiscal year ending December 31, 2006, the Compensation Committee was comprised of Paul Macdonell (Chair), Robert Boaz and James Franklin. The Compensation Committee met two times during 2006. As of January 4, 2007, Gary Huber replaced James Franklin on the Compensation Committee and Mr. Franklin was named a non-voting, ex officio member of the Compensation Committee.

During the course of 2006, the Committee implemented a new employment regime for most of the individuals working for the Corporation, who had previously been independent contractors, including some of its executive officers. As part of the employment regime, employees were provided with benefits and various guidelines and policies with respect to the employment regime.

The Corporation entered into employment contracts with a number of its executive officers as of January 1, 2007. See “Employment Agreements”. Prior to entering into the agreements, the Committee reviewed compensation information with respect to several comparable executive officers in the mining industry. The Committee’s approach to compensation for the executive officers who became employees was to provide a base salary, certain benefits and a longer term incentive in the form of stock options. The Committee considered a variable incentive component and determined to review this on an ongoing basis which might include a cash bonus or equity component in the future.

Some executive officers continue to be consultants to the Corporation and the Committee reviewed their hourly/daily billing rates and longer term incentive in the form of stock options with respect to these individuals.

Chief Executive Officer’s Compensation

When Mr. Boberg became President and Chief Executive Officer, the Compensation Committee reviewed Mr. Boberg’s existing compensation in light of his new position and responsibility and adjusted it based on market information of comparable companies and also with a view to having Mr. Boberg become a salaried employee. Mr. Boberg entered into an employment agreement with the Corporation on January 1, 2007.

During 2006, the Compensation Committee adjusted Mr. Boberg’s consulting arrangement compensation to reflect a compensation model based on a base fee structure and a long term equity component. The Compensation Committee also recognized Mr. Boberg’s contribution to the Corporation with the issuance of 300,000 Common Shares to Mr. Boberg, approved by shareholders at the annual and special meeting of shareholders on May 17, 2006. Mr. Boberg received options for 400,000 Common Shares in 2006 as long term equity compensation.

This report on executive compensation is submitted by the directors of the Compensation Committee:

Paul Macdonell (Chair)
Robert Boaz
Gary Huber
James Franklin (ex officio)

Performance Graph

The following graph illustrates the period from January 1, 2006 to December 31, 2006 and reflects the cumulative shareholder return of an investment in Common Shares of the Corporation compared to the cumulative return of an investment in the S&P/TSX Composite Index assuming that C$100 was invested on January 1, 2006 and, where applicable, reinvestment of dividends.

	January 1, 2006	December 31, 2006
Ur-Energy Inc.	$100	$342
S&P/TSX Composite	$100	$117

Indebtedness of Directors, Executive Officers and Others

At no time since the beginning of the Corporation’s last financial year was any director, executive officer, proposed nominee for election as a director, or any of their respective associates, indebted to the Corporation or any of its subsidiaries, nor was the indebtedness of any such person to another entity the subject of any guarantee, support agreement, letter of credit or similar arrangement provided by the Corporation or any of its subsidiaries.

Compensation of Directors

The Compensation Committee is in the process of developing a compensation plan for non-management directors to recommend to the Board of Directors. Currently, newly appointed directors each receive an initial grant of 200,000 Common Shares. Non- management directors are also eligible to receive an annual grant of options each year.

Mr. Boaz received an additional grant of options for 200,000 Common Shares on September 27, 2006 and Mr. Macdonell received an additional grant of options for 50,000 Common Shares on April 21, 2006.

Directors’ and Officers’ Liability Insurance

The Corporation has entered into a directors and officers liability insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries. The annual limit for all claims under the policy is USD$5 million, subject to a per claim deductible that ranges from nil to USD$75,000 depending on the nature of any claim. The annual premium payable by the Corporation under the policy is USD$45,000. The Corporation’s current coverage under the policy continues until April 8, 2006.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain summary information concerning the Corporation’s equity compensation plans as at December 31, 2006. Directors, officers, employees and contractors are eligible to participate in the Plan.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options or Pursuant to Contractor Share Agreements	Weighted Average Exercise Price of Outstanding Options / Average Price at Grant of Contractor Shares (C$)	Number of Common Shares Remaining for Future Issuance (Excluding Common Shares to be Issued Upon Exercise of Outstanding Options)
Equity compensation plans approved by securityholders (Ur-Energy Inc. Stock Option Plan 2005)	5,406,000	$1.69	1,941,505
Total	5,406,000	$1.69	1,941,505

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no insider of the Corporation or proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Certain of the Corporation’s officers and directors also serve as directors and officers of one or more of Aura Silver Resources Inc., Phoenix Matachewan Mines Inc. and Patrician Diamonds Inc. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies.

While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of each company. Phoenix Matachewan Mines Inc. is in the business of gold and precious metal exploration in Canada and the United States. Patrician Diamonds Inc. explores for diamonds in Canada and Aura Silver Resources Inc. is in the silver and gold exploration business in Canada, Mexico and the United States.

A conflict did arise between the Corporation and Patrician Diamonds Inc. when each found themselves having interests in both uranium and diamond potential in the Dismal Lake area of the Northwest Territories. As a result, they entered into a letter of intent on May 24, 2005. Subsequently, on February 24, 2006, the parties agreed to terminate the arrangements by mutual consent and to unwind the arrangements. Patrician repaid to the Corporation $50,000 and returned 100,000 Common Shares for cancellation by the Corporation. The Corporation subsequently paid to Patrician $37,448 for the costs related to staking. As a result of the termination of this arrangement, the Corporation did not seek shareholder approval of the initially contemplated transaction.

To date, no other situations of potential conflict have arisen as a result of the cross directorships and cross shareholdings. Except as otherwise disclosed in this Circular, no person who has been a director or senior officer of the Corporation since the commencement of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Introduction

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board of Directors has reviewed the corporate governance best practices identified in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). The Board of Directors is committed to ensuring that the Corporation follows best practices and is in the process of developing such practices.

Board Mandate

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation in accordance with the best interests of the Corporation and all of its shareholders. The Board of Directors does not currently have a written mandate or a written description for the Chair of the Board of Directors or the Chief Executive Officer. In discharging its responsibility, the Board of Directors reviews the performance and responsibilities of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

  the Corporation’s strategic planning and budgeting process;

  the identification of the principal risks to the Corporation’s business and the implementation of systems to manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  the Corporation’s public communications policies and continuous disclosure record; and

  the Corporation’s internal controls and management information systems.

The Board of Directors meets at least four times a year, and more frequently if required. In 2006, the Board of Directors met 14 times. In addition, the Board of Directors took numerous actions by written resolution.

To date, the Board of Directors has not had a regular policy of holding meetings of its independent directors; however, with the changes in the composition of the Board of Directors it is expected that such meetings will occur from time to time in the future.

The Board of Directors recruit possible directors from contacts within the mining industry or other strategic areas that will compliment the knowledge and depth of the Board of Directors. The Board of Directors determined that six directors was an appropriate number of directors to oversee and provide guidance to management on the business and affairs of the Corporation.

In addition, new directors who are joining the Board of Directors are provided with a basic orientation of the Corporation, the Board of Directors, the committees of the Board of Directors and meet with the other directors prior to joining the Board of Directors. In addition, new directors have the opportunity to meet with management of the Corporation to have an understanding of the business of the Corporation and its operations. Directors are encouraged to participate in corporate governance and education courses that will assist them in their role as directors of the Corporation or on various committees.

Board Composition

As of the time of the Meeting, the Board of Directors is composed of six directors. All directors are elected annually.

The current slate of six directors includes Mr. W. William Boberg, the President and Chief Executive Officer of the Corporation, Dr. James Franklin, Chief Scientist of the Corporation, Mr. Jeffrey Klenda, Chairman of the Board of Directors of the Corporation, Mr. Paul Macdonell, Mr. Robert Boaz and Dr. Gary Huber. Messrs. Macdonell, Boaz and Huber are independent directors as contemplated by the CSA Guidelines (i.e. each is independent of management and free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s judgment). As Chief Scientist, Dr. Franklin does not meet the strict criteria of independence as contemplated by the CSA Guidelines; however, Mr. Franklin is a consultant to several companies and received fees of $29,250 from the Corporation during 2006 and, therefore, is considered by the Board of Directors as being independent of management. In determining whether a director is independent, the Board of Directors considers the specific circumstances of a director and the nature, as well as materiality, of any relationship between the director and the Corporation.

Mr. Klenda is the Chair of the Board of Directors and is not an independent director. With the addition of Mr. Boaz and Mr. Huber, as independent directors, the Board of Directors is evaluating the role of a lead independent director or possibly an independent Chair of the Board of Directors.

Several of the directors are directors for other reporting issuers or the equivalent, as disclosed in the directors’ biographies.

Board Committees

There are two permanent Board of Directors committees: the Audit Committee and the Compensation Committee. The Board of Directors may also appoint other temporary or permanent committees from time to time for particular purposes.

Currently, the Board of Directors does not have a Corporate Governance or Nominating Committee. The Board of Directors as a whole evaluates corporate governance requirements, the conduct of the Board of Directors and the respective roles of the committees; and identifies and recommends for nomination reliable candidates for election as directors.

The following sets out the Report of the Audit Committee as well as a summary of the responsibilities and activities of the other Board of Directors committees.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the Audit Committee include the following:

  reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation’s continuous disclosure record, including interim and annual financial statements and management’s discussion and analysis;

  recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors. The Audit Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor. The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;

  reviewing periodic reports from the Chief Financial Officer;

  discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response; and

  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee maintains direct communication during the year with the Corporation’s independent auditor and the Corporation’s senior officers responsible for accounting and financial matters.

Three of the members of the Audit Committee, Messrs. Macdonell, Boaz and Huber, are independent directors pursuant to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). Each of the members are financially literate as defined in MI 52-110. The members of the Audit Committee during 2006 were Paul Macdonell (Chair), Robert Boaz and James Franklin. In January 2007, Mr. Huber was appointed to the Audit Committee and Mr. Franklin resigned.

Report of the Audit Committee

During 2006, the Audit Committee met four times. The activities of the Audit Committee over the past year included the following:

  review of preliminary and final short form prospectus of the Corporation including the financial statements and management’s discussion and analysis incorporated by reference therein;

  reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with Canadian regulatory authorities;

  reviewing periodic reports from the Chief Financial Officer;

  reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification;

  reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and

  reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the Consolidated Financial Statements of the Corporation as at December 31, 2006 and Management’s Discussion and Analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management’s Discussion and Analysis be approved and filed with Canadian regulatory authorities.

The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the independent auditor for 2007.

A copy of the charter of the Audit Committee adopted in March 2006 is attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2006, which is available electronically at www.sedar.com. The Annual Information Form also contains disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to employee and contractor compensation arrangements including stock options and management succession planning.

The Compensation Committee met two times in 2006. A part of each meeting is conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer. The members of the Committee during 2006 were Paul Macdonell (Chair), James Franklin and Robert Boaz. In January 2007, Gary Huber replaced James Franklin. Mr. Franklin remains a non-voting ex officio member of the Committee.

Summary of Committee Memberships and Record of Attendance for 2006

During the year ended December 31, 2006, the Board of Directors and its committees held the following numbers of meetings:

Board of Directors ............................................................14 (1)
Audit Committee (“AC”) ...................................................4
Compensation Committee (“CC”) ....................................2
Total number of meetings held ........................................20

(1)      In addition to the 14 meetings held by the Board of Directors, a number of actions were taken by resolution in writing.

Director	Committee Memberships	Board Meetings Attended	Committee Meetings Attended
Jeffrey T. Klenda		14
Eric Craigie		14
James M. Franklin	AC, CC	10	AC - 4; CC - 2
Paul W. Pitman		14
Paul Macdonell	AC, CC	11	AC - 4; CC - 2
Robert Boaz	AC, CC	14	AC - 4; CC - 2
W. William Boberg		13

Ethical Business Conduct

The Corporation is in the process of adopting a written Code of Ethics (the “Code”). The Board of Directors has reviewed several drafts of the Code which is now in the process of being finalized. All directors, officers, employees and consultants of the Corporation will be expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. The Board of Directors will ultimately be responsible for the application of the Code to the affairs of the Corporation. When the Code has been finalized a copy will be available at the Corporation’s website at www-ur-energy.com.

Shareholder Feedback

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should be satisfied that appropriate investor relations programs and procedures are in place. Management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors regularly reviews the Corporation’s major communications with shareholders and the public, including periodic press releases and the management information circular.

Expectations of Management

The Board of Directors believes that it is appropriate for management to be responsible for the development of long-term strategies for the Corporation. Meetings of the Board of Directors are held, as required, to specifically review and deal with long-term strategies of the Corporation as presented by senior members of management.

The Board of Directors appreciates the value of having selected senior officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair arranges for the attendance of senior officers at board meetings in consultation with the President and Chief Executive Officer.

ADDITIONAL INFORMATION

Additional financial information for the Corporation is available in the Corporation’s audited consolidated financial statements for the year ended December 31, 2006 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006, which have been filed with Canadian securities regulators and are available under the Corporation’s profile at www.sedar.com.

Upon request made to the Secretary of the Corporation at 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3, the Corporation will provide a shareholder of the Corporation with a copy of its audited consolidated financial statements for the year ended December 31, 2006 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006.

APPROVAL BY BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Denver, Colorado, this 12th day of April, 2007.

By Order of the Board of Directors

/s/ W. William Boberg

President and Chief Executive Officer

Schedule A – By-Law Resolution

RESOLVED THAT By-Law No. 1 of the Corporation, as set forth in Appendix I hereto, as passed by the Board of Directors of the Corporation on August 10, 2006 is hereby confirmed.

Appendix I

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

UR-ENERGY INC.

DIRECTORS

1.           Calling of and notice of meetings Meetings of the board will be held on such day and at such time and place as the President or Secretary of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.           Votes to govern At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will not be entitled to a second or casting vote.

3.           Interest of directors and officers generally in contracts No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Canada Business Corporations Act.

SHAREHOLDERS’ MEETINGS

4.           Quorum A quorum for the transaction of business at any meeting of shareholders of the Corporation shall be two shareholders present in person or represented by proxy holding one or more shares of the Corporation entitled to be voted at such meeting.

               If at any such meeting a quorum is not present within thirty minutes after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than seven days later.

5.           Meetings by telephonic or electronic means A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6.           Postponement or cancellation of meetings A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7.           Procedures at meetings The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8.           Indemnification of directors and officers The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

9.           Indemnity of others Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 9, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10.         Right of indemnity not exclusive The provisions for indemnification contained in the bylaws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.

11.         No liability of directors or officers for certain matters To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12.         Banking arrangements The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13.         Execution of instruments Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any officer or director and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

(a)

to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b)

to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation’s behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term “contracts, documents or instruments in writing” as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14.         Invalidity of any provisions of this by-law The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

15.         Omissions and errors The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16.         Interpretation In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; “board” means the board of directors of the Corporation; “Canada Business Corporations Act” means Canada Business Corporations Act, R.S.C. l985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the Canada Business Corporations Act; and “meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders.

Schedule B – Article Amendment Resolution

RESOLVED THAT:

1.	the Corporation is authorized to apply to the Director appointed under the Canada Business Corporations Act (the “CBCA”) for a certificate of amendment of the Corporation;

2.

the Corporation is authorized to amend its articles to permit meetings of the shareholders to be held at any place within Canada or the United States, as the directors in their discretion decide from time to time;

3.	any director or officer of the Corporation is authorized and directed to execute and deliver or cause to be executed and delivered articles of amendment; and

4.

any director or officer of the Corporation is authorized and directed to execute and deliver or cause to be executed and delivered all such documents and instruments and to take or cause to be taken all such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments and the taking of such actions.